SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                           FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended



                     Entergy Pakistan, Ltd.
               __________________________________
               (Name of foreign utility company)



                   Entergy Enterprises, Inc.
               __________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



       The Commission is requested to mail copies of all communications relating to this Notification to:


Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
General Counsel                    Mayer, Brown & Platt
Entergy Enterprises, Inc.          1675 Broadway
4 Park Plaza                       New York, New York 10019-5820
Suite 2000
Irvine, California  92614

     Entergy Enterprises, Inc., a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Pakistan, Ltd. ("Entergy Pakistan") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.


Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

               Entergy Pakistan, Ltd.
               c/o Entergy Power Group
               4 Park Plaza, Suite 2000
               Irvine, California 92614

     Entergy Pakistan, an indirect subsidiary of Entergy, was organized for purposes of acquiring and holding Entergy's ownership interest in The Hub Power Company, Ltd. ("Hub Power"). Hub Power owns and operates a 1,292 megawatt ("MW") oil-fired steam electric generating facility (the "Hubco Plant") located in the Pakistan province of Balochistan, and interconnection components that are necessary to interconnect the Hubco Plant with the utility grid. Entergy, through Entergy Pakistan, owns approximately a 5% interest in Hub Power.

     In addition, Entergy Pakistan may acquire, indirectly through its wholly-owned subsidiary Entergy Power Liberty, Ltd., a 2% interest in Liberty Power, Ltd. ("Liberty"). Liberty is developing an electric generating facility (the "Liberty Facility") in the Sindh Province of Pakistan, which will consist initially of one 235 MW combined-cycle gas-fired plant. In a second phase, the capacity of the Liberty Facility will be increased to as much as 470 MW. The Liberty Facility will include interconnection components that are necessary to interconnect it with the utility grid.

     No persons other than Entergy currently own a 5% or more voting interest in Entergy Pakistan.


Item 2.   Domestic Associate Public-Utility Companies of
     Entergy Pakistan and their Relationship to Entergy
     Pakistan.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Entergy Pakistan: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Pakistan.


EXHIBIT A.     State Certification.

     Not applicable.

                           SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                   ENTERGY ENTERPRISES, INC.




                                   By:   /s/ Frederick F. Nugent
                                        Frederick F. Nugent
                                        Assistant Secretary



Dated:    June 17, 1997